FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number:

ROGERS COMMUNICATIONS INC.
 (Translation of registrant’s name into English)

333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]         Form 40-F [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]         No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By: /s/ Alan D. Horn

Alan D. Horn Vice President, Finance and Chief Financial Officer

Dated: February 21, 2003

Exhibit Index

Exhibit	Description

99.1	Management's Discussion & Analysis and Audited Financial Statements of Rogers Communications Inc. for the year ended December 31, 2002.